SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

UserTesting, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91734E101

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 10 Pages

Exhibit Index Contained on Page 9

CUSIP NO. 91734E101	13 G	Page 2 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund III L.P. (“AGF3”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
26,727,498 shares, all of which are owned by AGF3. Accel Growth Fund III Associates L.L.C. (“AGF3A”), the general partner of AGF3, may be deemed to have sole power to vote these shares, and Andrew G. Braccia ("AGB"), a director of the issuer and managing member of AGF3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
26,727,498 shares, all of which are owned by AGF3. AGF3A, the general partner of AGF3, may be deemed to have sole power to dispose of these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	26,727,498
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	18.5%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 144,713,010 shares of Common Stock outstanding as of October 25, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the Securities and Exchange Commission on October 31, 2022 (the “Form 10-Q”).

CUSIP NO. 91734E101	13 G	Page 3 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund III Strategic Partners L.P. (“AGF3SP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,261,825 shares, all of which are owned by AGF3SP. AGF3A, the general partner of AGF3SP, may be deemed to have sole power to vote these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
1,261,825 shares, all of which are owned by AGF3SP. AGF3A, the general partner of AGF3SP, may be deemed to have sole power to dispose of these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,261,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.9%(1)
12	TYPE OF REPORTING PERSON*	PN

(1) Based on 144,713,010 shares of Common Stock outstanding as of October 25, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 91734E101	13 G	Page 4 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund III Associates L.L.C. ("AGF3A")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
27,989,323 shares, of which 26,727,498 are directly owned by AGF3 and 1,261,825 are directly owned by AGF3SP. AGF3A, the general partner of AGF3 and AGF3SP, may be deemed to have sole power to vote these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to vote these shares..
	6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
27,989,323 shares, of which 26,727,498 are directly owned by AGF3 and 1,261,825 are directly owned by AGF3SP. AGF3A, the general partner of AGF3 and AGF3SP, may be deemed to have sole power to dispose of these shares, and AGB, a director of the issuer and managing member of AGF3A, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	27,989,323
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	19.3%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 144,713,010 shares of Common Stock outstanding as of October 25, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 91734E101	13 G	Page 5 of 10

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Accel Growth Fund Investors 2014 L.L.C. (“AGFI14”)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,770,718 shares, all of which are owned by AGFI14. AGB, a director of the issuer and managing member of AGFI14, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 1,770,718 shares, all of which are owned by AGFI14. AGB, a director of the issuer and managing member of AGFI14, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,770,718
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.2%(1)
12	TYPE OF REPORTING PERSON*	OO

(1) Based on 144,713,010 shares of Common Stock outstanding as of October 25, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 91734E101	13 G	Page 6 of 10

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew G. Braccia ("AGB")
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER
29,760,041 shares, of which 26,727,498 are directly owned by AGF3, 1,261,825 are directly owned by AGF3SP, and 1,770,718 are directly owned by AGFI14. AGF3A, the general partner of AGF3 and AGF3SP, may be deemed to have sole power to vote these shares. AGB, a director of the issuer and managing member of AGF3A and AGFI14, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER
29,760,041 shares, of which 26,727,498 are directly owned by AGF3, 1,261,825 are directly owned by AGF3SP, and 1,770,718 are directly owned by AGFI14. AGF3A, the general partner of AGF3 and AGF3SP, may be deemed to have sole power to dispose of these shares. AGB, a director of the issuer and managing member of AGF3A and AGFI14, may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	29,760,041
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	20.6%(1)
12	TYPE OF REPORTING PERSON*	IN

(1) Based on 144,713,010 shares of Common Stock outstanding as of October 25, 2022, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP NO. 91734E101	13 G	Page 7 of 10

This Amendment No. 1 (“Amendment No. 1”) amends the Schedule 13G initially filed with the United States Securities and Exchange Commission on February 14, 2022 (the “Original Schedule 13G”) by the Reporting Persons. The “Reporting Persons” are collectively, Accel Growth Fund III L.P. ("AGF3"), Accel Growth Fund III Strategic Partners L.P. ("AGF3SP"), Accel Growth Fund III Associates L.L.C. ("AGF3A"), Accel Growth Fund Investors 2014 L.L.C. ("AGFI14"), and Andrew G. Braccia ("AGB"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.
(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 91734E101	13 G	Page 8 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Entities:

Accel Growth Fund III L.P.*

Accel Growth Fund III Strategic Partners L.P.*

Accel Growth Fund III Associates L.L.C.*

Accel Growth Fund Investors 2014 L.L.C.*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed entities

Individuals:           Andrew G. Braccia*

By:	/s/ Tracy L. Sedlock
Tracy L. Sedlock, Attorney-in-fact for the above-listed individual

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 91734E101	13 G	Page 9 of 10

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	10

CUSIP NO. 91734E101	13 G	Page 10 of 10

EXHIBIT A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of UserTesting, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.